UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                           FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              OneCap
          (Name of Small Business Issuers in its charter)


             Nevada                          88-0429535
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


5450 West Sahara Ave, 2nd Floor, Las Vegas, NV 89146
(Address of principal executive offices)


Issuer's telephone number: (702) 948-8800


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered






Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 8,811,618 issued and outstanding as of August 10, 2000.


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                         TABLE OF CONTENTS

                                                               Page
Part I......................................                     3

   Item 1.  Description of Business......................        3

   Item 2.  Management's Discussion and Analysis and Plan of     11
            Operation........

   Item 3.  Description of Property.......................       13

   Item 4.  Security Ownership of Management.................    13

   Item 5.  Directors and Executive                              14
            Officers....................

   Item 6.  Executive Compensation.......................        17

   Item 7.  Certain Relationships and Related                    18
            Transactions...............

   Item 8.  Description of Securities........................    20


Part II........................................                  21

   Item 1.  Market for Common Equity and Related Stockholder     21
            Matters.......

   Item 2.  Legal Proceedings.........................           21

   Item 3.  Changes in and Disagreements with                    21
            Accountants............

   Item 4.  Recent Sales of Unregistered                         21
            Securities..................

   Item 5.  Indemnification of Directors and                     22
            Officers...............

Part F/S.....................................                    23

   Item 1.  Financial Statements........................        F-1

Part III......................................                   24

   Item 1.  Index to Exhibits...........................         24

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                    Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                              Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

   We were formed as a Nevada Corporation on June 7, 1999 under the name OneCap. Our articles authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules. Presently, we have no market maker and we have not discussed with any market maker or registered broker any aspect of our operations.

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  We  provide real estate and mortgage brokerage services  to  real
estate  owners,  buyers, tenants and investors.   Our  goal  is  to
service the real estate transaction by providing:

  1.   Homebuyer and seller representation,

  2.   Land sales or purchases,

  3.   Commercial property sales or purchases,

  4.   Homeowner and commercial mortgages,

  5.   Construction loans,

  6.   Land loans,

  7.   Mezzanine financing,

  8.   Development loans and

  9.   Equity financing.

  We developed strategic alliances with local and regional companies to provide these services. We have alliances with wholesale mortgage lenders to broker mortgage loans. Brokering involves initiating and processing loan applications to be submitted to a wholesale lender for funding. The wholesaler underwrites, approves, closes and funds the loans based on lender-specific, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Housing Administration and Veterans Administration guidelines. Examples of the companies we work with are:

  1.   Interfirst, a division of ABN AMRO Mortgage Group;

  2.   Fleet Mortgage Corporation;

  3.   Irwin Mortgage Corporation;

  4.   North American Mortgage Company; and

  5.   Greenpoint Mortgage Funding, Inc.

  Most of our initial revenues were derived from two related entities in which one of our shareholders, has ownership interests:

  1. Pacific Properties & Development, LLC, a developer of commercial properties and

  2.   Pacific Homes, a developer of residential property.

  Our CEO and Director, Mr. Steven D. Molasky, is the sole owner of Pacific Properties. He is also a 50% shareholder in Pacific Homes. Our affiliation to these companies provides an immediate clientele base to market our services. Both Pacific Properties and Pacific Homes target their real estate projects in the Nevada market. We plan to focus our operations in Nevada and in other Southwest markets.

  Our business involves the delivery of real estate and mortgage services and is sensitive to interest rate activity. Our success depends largely upon the effects of interest rates on real estate transactions. Significant rises in rates will generally cause a reduction in real estate and mortgage activity. Such a slow down in the real estate community will have a negative effect on our ability to broker real estate and mortgage transactions.

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B.   Business of Issuer

  (1)  Principal services and principal markets

  We provide real estate and mortgage brokering services to the real estate community. Our clients can search for a property, sell a property, apply for a loan or ask for other related real estate services in a single location or via the Internet. There are two distinct divisions of OneCap: (1) real estate brokerage and (2) mortgage brokerage services.

     Real Estate Brokerage

  Our OneCap Realty division provides brokerage services for commercial and residential clients. We may market, buy or sell on behalf of our clients and ourselves the following types of properties:

  1.   Apartments;

  2.   Industrial, office and retail buildings;

  3.   Multi- and single-family residences;

  4.   Hotels and resorts; and

  5.   Undeveloped and developed land.

  We promote our services mainly by representing buyers and sellers in real estate transactions, which can be either new developments or existing products. By being involved in the sale, development and finance of various properties, we provide our customers with quality information, service and representation.

  When we receive a new brokerage engagement, we begin by assisting the client develop a sales strategy to maximize the sales proceeds. We consider the client's individual situation, including time parameters, sensitivity to publicity and cash flow needs. We also investigate and analyze the physical condition of the property, its cash flow and tenant characteristics, market rents and market dynamics within sub-markets and comparable transactions.

  We structure our brokerage commission rates to demonstrate confidence in our ability to sell the property at a reasonable price. For example, if we are expected to sell a property at or near a specified price, we might offer a commission rate that is comparable to or below the going market rate. However, if the seller would like us to sell the property at a price higher than specified, we may request a higher commission rate.

     Mortgage Brokerage

  Our loan originations focuses on two primary areas: residential and commercial. The residential loan volume will be generated primarily from referrals from OneCap Realty and referrals from independent brokers and realtors. We offer a wide range of mortgage programs through correspondent lender relationships. We are also an approved lender through the Housing and Urban Development Department and VA, and offer all types of FHA and VA financing. In addition to the traditional referral sources, we also attract customers via our website at www.onecap.com.

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  The   commercial   volume  includes  referrals  from   affiliated
companies,  such  as  Pacific Properties, as well  as  originations
through   outside  builders  and  developers.   We   have   various
relationships with banks, life insurance companies, large  national
lenders  and  investment  banking  companies.   Our  loan  products
include land acquisition, construction lending, mezzanine loans and
permanent  loans.   Although  we  have  access  to  multiple   loan
programs, we expect to capitalize on our ability to provide niche products, such as high-leverage land acquisition loans and equity lending through strategic alliances with several investment banks.

  However, we have a limited operating history, and we face all of the risks inherent in the real estate industry. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to broker real estate and mortgage products and services, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

  (2)  Distribution methods of our services

  Our strategy is to achieve high levels of customer satisfaction and repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1. Introducing new financing products to satisfy client needs and reach new clients,

  2.   Bolstering our Internet presence,

  3.   Forming additional strategic alliances, and

  4.   Building our brand equity.

     Introducing New Financing Products to Satisfy Client Needs and Reach New Clients

  We will attempt to develop and introduce innovative financing products to offer the real estate owner opportunities that may not exist. By providing these products, we believe we will package services and products to fill the need in the market for higher leveraged financing that will both satisfy and attract clients. These services and products will provide options for buyers and sellers, increasing the likelihood of closed transactions.

     Bolstering Our Internet Presence

  The Internet allows us to expand our geographical impact by reaching prospective customers and introducing greater efficiencies to the real estate and mortgage process. We are continuing to design and develop our website as a mechanism for the marketing and sale of real estate. Our website includes photographs of properties available for sale, real estate reports on each of those properties and an electronic loan application for residential and commercial loans.

     Forming Additional Strategic alliances

  We may pursue strategic alliances with partners who have established operations. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate.

  Our business relationship with a Las Vegas developer of commercial properties provides us with an existing market for our services. We believe we can expand our client base by utilizing existing real estate offerings from Pacific Properties, a related party. We provide real estate and mortgage commercial brokerage services for Pacific Properties at market rates. With appropriate networking, advertising and marketing, to penetrate this market and differentiate ourselves from the competition, we must continue to develop appropriate networking, advertising and marketing strategies.

-6-

  We also provide mortgage services to homebuyers who purchase homes from Pacific Homes, a related entity. We provide realty sales services for Pacific Homes and provide Pacific Homes' new homebuyers mortgage services. Since we have established our base of operations, we are able to institute residential sales, buyer's representation and listings relatively quickly.

     Building Our Brand Equity

  We  believe  that  building awareness  of  the  OneCap  brand  is
important   in   expanding  our  customer  base.   We   intend   to
aggressively market and advertise to enhance our brand recognition with consumers. We currently advertise through traditional and non-traditional media such as local newspapers and industry-specific publications, as well as over the Internet.

  Our marketing efforts have consisted of television, print and Internet advertising. We cannot assure you that we will be successful in attracting customers. If we fail to attract customers to use our services, we will be unable to generate revenues to support continuing operations.

  (3)  Status of any announced new service

  As of August 10, 2000, we have:

  1.   Developed and implemented a business plan;

  2. Recruited and retained an appropriate management team and board of directors;

  3.   Attained capital from an equity offering;

  4.   Developed our corporate web site at www.onecap.com;

  5. Instituted a marketing campaign encompassing print, television and the Internet; and

  6. Entered into agreements with wholesale lenders to originate mortgage loans.

  We have commenced operations and have begun generating revenues. However, we expect our industry to become increasingly competitive, despite the growth expected in the market. We intend to compete by offering a wide range of products and services to commercial and residential real estate clients. Our goal is to ensure client satisfaction with our services and to develop strategic relationships to increase our service offerings.

  (4)  Industry background

  The most critical components of all real estate transactions are service, financing and comprehensive and reliable information. Property-specific information, accurate market information and providing timely financing needs translates to time and money for a client. Typically, each step in the buying or selling transaction requires several different service companies and takes an inordinate amount of the client's time searching for the right combination of services. Companies often have multiple real estate brokers and financing sources, which require an excessive amount of time to find the right lender or realtor for each specific request or transaction. A single project may require several different companies' involvement in the process of development. For example, when a builder wants to build an office building, the following steps must be performed:

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  1.   A broker finds the land;

  2. A land lender finances the initial purchase and an equity lender finances what the land lender cannot;

  3. A development and construction lender must be found to take on the project;

  4. Another broker is needed to lease the office space as it is being built;

  5.   A permanent lender is found to finance the end-loan; and

  6.   Another broker may be selected to sell the building.

  Lenders and brokers are usually specific by transaction, which is time consuming, and a single source would save time and money.

  We operate in a highly competitive market and compete with a variety of organizations that offer services similar to those we offer. The market includes a variety of participants, including national and regional:

  1.   Realty brokers,

  2.   Mortgage institutions and

  3.   Financial lending institutions.

Some of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do.

  Our ability to compete depends in part on:

  1. Economic factors such as interest rates and the level of economic expansion;

  2. Our ability to attract, hire, develop and retain skilled personnel;

  3.   The level of real estate activity; and

  4. Our ability to market our real estate and mortgage brokering services to the real estate market.

Failure   to   address  these  risks  could   make   our   business
unprofitable.

  (6) Customers

  Our focus is on developing our brand recognition and a quality reputation in the market place. We will also convey the quality and wide range of services offered that is expected from professional representation on either the buyer's or seller's end of a real estate transaction.

  The current forms of advertising we currently use are:

  1. Our corporate website - We have developed a website for OneCap at www.onecap.com. The website features a mortgage calculator, resale listings, news and public relation stories. The web page may be eventually linked to many of the major search engines to increase attraction and website visits. Additionally an E-mail database has been established to link our web page to E-mail news that can be sent on a monthly basis to realtors, builders, banks and mortgage companies.

  2. Brochures describing buyers representation and our services - These brochures are included at our existing offices and are promoted internally with the on-site agent. Additional points of advertising may include rip-off racks at the chamber of commerce, malls and in the lobbies of several apartment communities currently managed by an affiliated entity, Molasky Pacific Management, partially owned and controlled by Mr. Steven D. Molasky.

  3. Our monthly newsletter - We have a monthly newsletter called " Las Vegas Real Estate Update" that is posted on our website. It is used to inform readers of our corporate development, growth and the services we provide. This letter will target market groups such as non-owner occupied residences, data source obtained from mall traffic and those wishing to subscribe and current or future clients. Visitors to our website are able to subscribe to receive our newsletter via regular mail.

  4. Signage - Residential and commercial signs are placed on listings handled by us and magnetic car plaques have been distributed to our agents. We believe this promotes our name through reach and frequency in the marketplace and further generates qualified clients.

  5. Regional print media - We have committed to advertising and marketing our services in various home buying and relocation guides that are distributed in Southern Nevada. These print magazines allow us to target families and individuals seeking to purchase a new or resale home in the Las Vegas community.

  6. Regional television media - We signed an agreement to advertise on the weekly regional television program, "The Home Show." The program airs locally in the Southern Nevada area. In addition, our agreement allows us to place a web link on the programs Internet site, www.lasvegashomeshow.com. This link takes visitors to our corporate web page, where they are able to learn about our services more in-depth.

  For the five months ended May 31, 2000, we generated $329,400 of sales revenue. We anticipate that we will continue to derive the majority of our revenues from related entities under common control. Our business is dependent on revenues received from fees related to the services we provide our clients. If we fail to market our services and thereby attract new customers or maintain existing relationships, we will be unable to generate sufficient revenue to continue operations.

  (7)  Service Marks

  On September 16, 1999, we applied for new service marks with the Assistant Commissioner for Trademarks. As of the date of this registration statement, our service mark application number 13630-0001 is pending.

  (8)  Regulation

  Our real estate operations are subject to various federal, state and local regulations in the U.S. We must have an officer licensed as a real estate broker or we must associate with a licensed broker in each state in which we provide our services. Each employee that performs certain brokerage functions in the State of Nevada must be a licensed real estate salesperson and she must work under the supervision of a broker licensed by that state. In addition to these licensing requirements, certain state governmental entities, such as the Nevada Department of Real Estate, regulates our brokerage operations by requiring our resident operative to be licensed.

  In various states, governmental entities license individual auctioneers and administer various regulations governing their activities and may require that auctioneers post bonds. We believe that we are in compliance with all material licensing and bonding requirements in the State of Nevada, in which auctioning licenses and bonds are required, and in which we are engaged in material auction activities.

  Our mortgage brokerage operations are subject to the rules and regulations of the FHA, VA, FNMA, FHLMC and Government National Mortgage Association with respect to originating and processing mortgage loans. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum interest rates. Moreover, lenders are subject to FNMA, FHA, FHLMC, GNMA and VA examinations at any time to assure compliance with the applicable regulations, policies and procedures. Our mortgage loan production activities are subject to the Truth-in-Lending Act and Regulation Z promulgated, thereunder. The Truth-in-Lending Act contains disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. The Truth-in-Lending Act also guarantees consumers a three-day right to cancel certain credit transactions, including any refinance mortgage or junior mortgage loan on a consumer's primary residence. We are also required to comply with the Equal Credit Opportunity Act of 1974, as amended, which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by lenders regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires the lenders to supply the applicant with a name and address of the reporting agency. The Federal Real Estate Settlement Procedure Act imposes, among other things, limits on the amount of funds a borrower can be required to deposit with us in an escrow account for the payment of taxes, insurance premiums or other charges. We have policies, procedures and systems in place to ensure compliance with RESPA.

  (9)  Effect of existing or probable government regulations

  We believe that we will be able to comply in all material respects with laws and regulations governing real estate and mortgage brokering activities. We are not aware of any probable government regulations that may adversely affect our business.

  (12) Employees

  We  presently have 10 full-time and no part-time employees.   Our
employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

  We  adopted  a  retirement savings plan for our  employees  under
Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 15% of their income on a pre-tax basis through contributions to the plan. We will match 25% of eligible employees' contributions up to a maximum of 6% of their individual earnings.

  On July 27, 2000, we approved a stock option plan with the goal of motivating our employees. We have allocated up to 1,250,000 shares of common stock that may be granted under our stock option plan. The purchase price for the shares covered under each option will be no less than 100% of the fair market price per share of our stock on the date the option is granted. However, if the option is granted to a person owning more than 10% of our voting stock, the option can be converted at no less than 110% of the fair market price per share on the date the option is granted. No options have been granted as of August 10, 2000.

Item 2.     Management's Discussion and Analysis

Forward Looking Statements

   When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Discussion and Analysis

(1) For the five months ended May 31, 2000 we incurred a net loss of $47,600 and generated $329,400 in revenues from operations.

  The following comprises the capitalization history for OneCap:

  1. On June 7, 1999, we issued 100 shares of our common stock with no par value to one founding shareholder. The shares were issued in exchange for cash and assets totaling $19,600. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  2. On November 2, 1999, the one shareholder exchanged all of his 100 shares of common stock with no par value for 100 shares of common stock with a par value of $0.001 per share and an additional 4,999,900 shares of common stock at par value of $0.001 per share. In addition, we issued 1,937,500 shares of $0.001 par value common stock to a second individual. These shares were issues in exchange for cash of $6,900. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  3. On May 26, 2000, we issued 1,659,200 shares of common stock to 130 unaffiliated shareholders and eight affiliated shareholders at a price of $0.25 per share, for total receipts of $414,800 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.

  4. On May 26, 2000, we issued 214,918 shares to one shareholder in lieu of services rendered in the amount of $53,729. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  As of the date of this filing, we have 8,811,618 shares of par value common voting stock issued and outstanding, which are held by approximately 141 shareholders of record. If we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

  For the five months ended May 31, 2000, we have generated $329,400 in sales revenues and devoted our efforts primarily to developing our services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to market and provide real estate and mortgage products and services. Our priorities for the next 12 months of operations are:

  1.   Completing our relocation to our new corporate offices;

  2. Expand our clientele base and accounts through marketing and advertising, our Internet site, personal and business contacts and print and television media;

  3. Modify our web site to allow secure mortgage applications to be completed electronically;

  4. Expand our commercial real estate division to include commercial property management and leasing activities;

  5. Enter the Spanish-speaking market through our bi-lingual loan officer; and

  6.   Developing further strategic relationships.

  We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. Additionally, intensified competition in the real estate market could force us out of business.

(2) The following is a summary of our results of operations for the five months ended May 31, 2000 and for the period June 7, 1999 to December 31, 1999.

                 Period Ended     Period Ended
                 May 31, 2000     December 31,
                                      1999

Revenue            $329,400         $485,400

Expenses           $383,000         $318,000

Net income         $(47,600)        $166,400
(loss)

  To fund fiscal 2000 operations, we believe our current financial resources and ability to generate revenues will be adequate to fund our operations and provide for our working capital needs through December 2000. However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our services or if we require more capital than we currently have;

  3.   Our market is highly competitive; and

  4.   We may experience difficulty in managing growth.




Item 3.     Description of Property

A.   Description of Property

  Our corporate offices are at 5450 West Sahara Avenue, 2nd floor
Las Vegas, Nevada 89146. These new facilites will allow for future expansion and growth. On July 9, 2000, we entered into a lease for approximately 13,173 square feet of office space, ending
January 31, 2003. The lease payments will total $19,759.50 per month for the period August 1, 2000 through September 30, 2000, and will increase annually after that date.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of August 10, 2000 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

         Name and Address   Shares Beneficially     Percentage of Shares
                                   Owned                Outstanding

         Steven D.               5,000,000                 56.74%
         Molasky
         5450 West Sahara Avenue,
         2nd floor Las Vegas,
         Nevada 89146

         Vincent W.              1,937,500                 21.99%
         Hesser
         5450 West Sahara Avenue,
         2nd floor Las Vegas,
         Nevada 89146

         Eric Bordenave            40,000                  0.45%
         5450 West Sahara Avenue,
         2nd floor Las Vegas,
         Nevada 89146

         Scott Lawrence            4,000                    NMF1
         5450 West Sahara Avenue,
         2nd floor Las Vegas,
         Nevada 89146

         Total ownership         6,981,500                 79.23%
         by our officers
         and directors
         (four
         individuals)

1.  Represents a percentage of less than 0.01%.
B.   Persons Sharing Ownership of Control of Shares

  No person other than Steven D. Molasky and Vincent W. Hesser owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

  The following table sets forth certain information with respect to each of our executive officers or directors.

     Name       Age           Position           Appointed

   Steven D.    48    CEO, Secretary, Treasurer   July 1,
    Molasky                 and Director           1999

  Vincent W.    34   President, COO and Director  July 1,
    Hesser                                         1999

Scott Lawrence  40    Vice President - Mortgage   June 7,
                             Operations            1999

Eric Bordenave  38    Vice President, Corporate   May 15,
                               Broker              2000


B.   Work Experience

  Steven D. Molasky, Chief Executive Officer, Secretary, Treasurer and Director - Mr. Molasky has experience in the real estate development business dating back to the late 1960's. Through his various companies, including Pacific Homes and Pacific Properties, Mr. Molasky has developed:

  1.   Homes and condominiums for sale;

  2.   Apartment complexes;

  3.   Distribution and industrial product;

  4.   Master-planned communities;

  5.   Retail shopping centers; and

  6.   High rise office buildings.

  Mr.   Molasky  specializes  in  real  estate  financing,   having
nurtured and developed long-term relationships within the industry. Included in this group are

  1.   Prudential Real Estate,

  2.   Long Term Credit Bank of Japan,

  3.   Northwestern Mutual Life Insurance Company,

  4.   Teachers Insurance and Annuity Association,

  5.   Bank One, and

  6.    Nomura  Asset  Capital Corporation and Capital  Company  of
        America.

Also included are liaisons with local and regional financial institutions.

  Having a strong sense of community, Mr. Molasky has:

  1. Served as a founding member and past chairman of the Nevada Institute for Contemporary Art;

  2. Been appointed by the Clark County Commission as a director and board member of the McCarran Arts Advisory Council; and

  3. Was appointed by the Nevada Legislature as a board member of the Nevada Nuclear Projects Commission.

Mr. Molasky also serves as a trustee/director of the University of Nevada, Las Vegas Foundation and is a member of the Young President's Organization.

  Vincent  W.  Hesser,  President,  Chief  Operating  Officer   and
Director - Mr. Hesser's areas of responsibility includes

  1. Coordinating the development of corporate policies, goals and objectives relative to company operations;

  2.   Lender and investor relations; and

  3.   Financial performance and growth.

Mr. Hesser oversees the daily company operations and business affairs to ensure that business objectives are achieved. During his tenure as a finance executive at Pacific Properties from 1992-1999, Mr. Hesser has obtained project equity and debt financing for real estate projects, and he has overseen the build-out of housing, apartment and commercial real estate projects.

  Mr. Hesser began his career at PriMerit Bank, which was subsequently purchased by Norwest, which was in turn acquired by Wells Fargo, in Las Vegas, Nevada. He was responsible for analyzing, evaluating and reporting on real estate joint ventures throughout the southwestern United States, with real estate and development companies. He also assisted the bank in their reviews with the Office of Thrift Supervision and Federal Deposit Insurance Corporation in relation to those investments.

  Mr. Hesser is a graduate of Southern Utah University and earned his Master of Accountancy degree, summa cum laude and with high distinction. He has obtained his CPA Certificate and also holds a general contractors license in the State of Nevada.

  Scott Lawrence, Vice President - Mortgage Operations - With over 16 years of mortgage lending experience, specializing in new home financing, Mr. Lawrence brings knowledge of mortgage financing. He created and managed the mortgage operations and an interest rate-hedging program for Falcon Development, a developer in Las Vegas and Denver.

  In 1996, Mr. Lawrence worked on creating the mortgage subsidiary for Beazer Homes, consulted with builders, such as Trinity Homes, Zaring Homes, Oriole Homes and Weitzer Homes, on strategies for mortgage origination's, as well as retro-fitting the mortgage operations for a homebuilder in Las Vegas. Subsequently, Mr. Lawrence took a position with Pacific Homes Financial in late 1996. In addition to the end-loan financing that Pacific Homes Financial previously provided, Mr. Lawrence has created several strategic alliances with various capital sources to provide purchasing, development, construction and permanent financing for the various multi-family and commercial projects that Pacific Properties & Development, LLC, develops in various markets.

  Prior to coming to Las Vegas in 1994, Mr. Lawrence worked with a consulting firm, working with the Builder 200, setting up and managing builder owned mortgage companies. Mr. Lawrence graduated with a Bachelor of Science degree in Marketing Management from New England College in Henniker, New Hampshire in 1981.

  Eric Bordenave, Vice President and Corporate Broker - Over the last 15 years, Mr. Bordenave has been active in real estate sales and development in Las Vegas, holding positions real estate developers including Pacific Homes from 1990 to 1995. Mr. Bordenave has operated a real estate advisory group, which advised several overseas banking institutions and their affiliates on U.S. real estate ventures.

  Mr. Bordenave has worked for the City of Las Vegas as a real estate analyst and development coordinator under the direction of the City Manager to develop several of the City's multi-use business parks and redevelopment projects.

  Mr. Bordenave's past experience includes all aspects of real estate development, purchasing, disposition, leasing, brokerage, land development and planning and project management.

  Mr. Bordenave is a graduate of the University of Nevada, Las Vegas and holds a Bachelor of Science in Business Administration with a major in Business Management. He currently holds the active Nevada Real Estate Brokers license for OneCap.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

  We do not currently have employment agreements with our executive officers but we expect to sign employment agreements with each in the next approximately six months. Messrs. Scott Lawrence and Eric Bordenave have been drawing salaries since they were appointed to their positions.

           Name           Capacities in which            Annual
                       Remuneration was Recorded      Compensation

         Steven D.   CEO, Secretary, Treasurer and     Incentive
          Molasky               Director                 Basis1

        Vincent W.    President, COO and Director      Incentive
          Hesser                                         Basis1

           Scott       Vice President - Mortgage        $125,000
         Lawrence              Operations

           Eric        Vice President, Corporate        $90,000
         Bordenave               Broker

1. Certain executives have deferred payment of salaries based on our cash flow and financial performance. Messieurs Steven D. Molasky and Vincent W. Hesser are compensated on a cash incentive basis, based on performance. This incentive is 12.5% of our net revenues, dispersed on a monthly basis, which will be split equally between the two individuals.

Stock Option Plan

  On July 27, 2000, we approved a stock option plan. The plan allocated up to 1,250,000 shares of common stock that may be granted. The purchase price for the shares covered under each option may be no less than 100% of the market price per share on the date the option is granted. However, if the option is granted to a person owning more than 10% of our voting stock, the option cannot be converted at less than 110% of the fair market price per share on the date the option is granted. No options have been granted as of August 10, 2000.

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from June 7, 1999 to August 10, 2000, for service provided as a director.

Item 7.     Certain Relationships and Related Transactions

     S Corporation Status

  On November 5, 1999, we revoked our S election and elected not to have the prop rata allocation of S corporation items under the IRC Section 1362(e)(2) apply to the S termination year. Before November 5, 1999, we were treated as an S corporation for Federal income tax purposes. As an S corporation, we passed through the taxable income and losses to our shareholders each year as it was recognized, and thus we paid no corporate income tax.

     Agreements and Contracts

  We have entered into relationships with the credit services, wholesale lenders and advertising media companies.

  1. Credit services - We have entered into agreements to obtain credit information on prospective borrowers. Credit reports provide our wholesale lenders and us due diligence to determine to credit quality and background of the client requesting a mortgage. Our agreements are as follows:

                Company              Date of Contract

        Factual Data of Nevada        April 18, 2000

          Executive Reporting       September 15, 1999
               Services

  2. Mortgage brokering agreements - We have entered into agreements to originate mortgage loans for wholesale lenders. Under the agreements we prepare the paperwork and perform background checks on prospective borrowers. We then contact a lender, who will fund the mortgage. Our brokering agreements are as follows:



                     [See chart on next page]
               Company                    Date of Contract

     Fleet Mortgage Corporation           October 1, 1999

  Greenpoint Mortgage Funding, Inc.      February 25, 2000

      Interfirst, a division of           October 8, 1999
       ABN Amro Mortgage Group

     Irwin Mortgage Corporation           October 14, 1999

   North American Mortgage Company         March 3, 2000

  3. Advertising agreements - We advertise in print media, during television programs and on the Internet. We have engaged various publications and products to display our promotions on a recurring basis. We advertise with the following companies:

     Program or              Description        Date of Contract
     Circulation

"The House Detective"    Bi-weekly regional       December 20,
                         television program           1999

   "The Home Show"         Weekly regional        February 10,
                         television program           2000

 "Here is Las Vegas"     Bi-annual regional     October 13, 1999
                          relocation guide

  "Southern Nevada        Monthly regional       April 5, 2000
   Homes Magazine"        home buying guide

Las Vegas Chamber of       Annual national        May 22, 2000
 Commerce Relocation     relocation magazine
        Guide

 "Homes and Living"       Monthly regional      December 2, 1999
                        home buying magazine

 "Homes and Living"       Monthly regional      February 9, 2000
                        direct-mail brochure

Item 8.     Description of Securities

Our authorized capital stock consists of 20,000,000 shares of common stock, par value per share and 5,000,000 shares of preferred stock, par value. As of August 10, 2000, we had 8,811,618 shares of common stock outstanding. To date, we have not issued preferred stock. The holders of shares of our common stock are entitled to one vote for each share on all matters on which the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Subject to the rights of any outstanding shares of preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. Holders of our common stock are entitled to share ratably  in  our  net assets upon liquidation or dissolution  after payment or provision for all liabilities and the preferential liquidation rights of any shares of preferred stock then outstanding. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefore, fully paid and non-assessable.

                              Part II

Item  1.      Market  for  Common Equity  and  Related  Stockholder
Matters

B.    Holders

  As of August 10, 2000, we had approximately 141 stockholders of record.

D.     Reports to Shareholders

  We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

E.     Transfer Agent and Registrar

  The Transfer Agent for our shares of common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On June 7, 1999, we issued 100 shares of our common stock with no par value to one founding shareholder. The shares were issued in exchange for cash and assets totaling $19,600. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid in this offering.

  On November 2, 1999, the one shareholder exchanged all of his 100 shares of common stock with no par value for 100 shares of common stock with a par value of $0.001 per share and an additional 4,999,900 shares of common stock at par value of $0.001 per share. In addition, we issued 1,937,500 shares of $0.001 par value common stock to a second individual. These shares were issues in exchange for cash of $6,900. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  On May 26, 2000, we issued 1,659,200 shares of common stock to 130 unaffiliated and eight affiliated shareholders at a price of $0.25 per share, for total receipts of $414,800 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten.

  On May 26, 2000, we issued 214,918 shares to one shareholder in lieu of services rendered in the amount of $53,729. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No brokers or dealers were involved in this transaction and no discounts or commissions were paid.

Item 5.     Indemnification of Directors and Officers

Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

                                 Part F/S

Item 1.   Financial Statements

The following documents are filed as part of this report:

a)   OneCap                                             Page
     Report of Bradshaw, Smith & Co., LLP                F-1

     Balance Sheet as of May 31, 2000 and December       F-2
     31, 1999

     Statement of Operations for the five months
     ended May 31, 2000 and for
     the period from June 7, 1999 to December 31,        F-3
     1999

     Statement of Stockholder's Equity for the five
     months ended May 31, 2000
     for the period from June 7, 1999 to December        F-4
     31, 1999

     Statement of Cash Flows for the five months
     ended May 31, 2000 and for
     the period from June 7, 1999 to December 31,        F-5
     1999

     Notes to Financial Statements                       F-6

********************************************************************

                          OneCap

  FOR THE MONTHS ENDED MAY 31, 2000 AND FOR THE PERIOD FROM
        JUNE 7, 1999 (INCEPTION) TO DECEMBER 31, 1999

                          CONTENTS

                                                        PAGE
Independent auditors' report                               1

Financial Statement:

Balance Sheets                                             2

Statement of Operations                                    3

Statement  of  Stockholders'                               4
Equity

Statement of Cash Flows                                    5

Notes to Financial                                      6-10
Statements





Bradshaw, Smith & Co., LLP
CPA'S, Business Advisors & Consultants




                           OneCap

         REPORT ON AUDITS OF FINANCIAL STATEMENTS

  FOR THE FIVE MONTHS ENDED MAY 31, 2000 AND FOR THE PERIOD
      FROM JUNE 7,1999 (INCEPTION) TO DECEMBER 31,1999


Bradshaw, Smith & Co., LLP
CPAs,  Business  Advisors
& Consultants
5851 West Charleston
Las Vegas, Nevada 89146
(702) 878-9788
FAX (702) 878-4510

                   INDEPENDENT AUDITORS' REPORT

Board of Directors
OneCap
Las Vegas, Nevada

We have audited the accompanying balance sheets of OneCap as of May 31, 2000 and December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the five months ended May 31, 2000 and for the period from June 7, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OneCap as of May 31, 2000 and December 31, 1999, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

/s/Bradshaw, Smith & Co., LLP

June 14, 2000





-F1-




OneCap

BALANCE SHEETS

MAY 31, 2000 AND DECEMBER 31, 1999


ASSETS
                                              May       December
                                              31, 2000  31, 1999
Current assets:
Cash                                          $480,400  $285,300

Accounts  receivable (net of allowance  for     57,500     1,800
doubtful accounts of $-0-)

Deferred income taxes (Note 3)                   4,700

Total current assets                           542,600   287,100

Property and equipment (Note 4)                 32,300    20,300

Other    assets    (net   of    accumulated      9,200    12,600
amortization of $1,100)

                                              $584,100  $320,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

Accounts payable and other liabilities         $35,400   $88,400

Income tax payable                                         3,700

Accounts payable, related parties (Note 2)       4,000    35,000

Total current liabilities                       39,400   127,100
Commitments and contingencies (Note 5)

Stockholders' equity (Note 6):
Preferred stock, $.001 par value authorized      8,800     6,900
5,000,000 shares, issued and outstanding - none
Common  stock, $.001 par value;  authorized
20,000,000  shares, issued and outstanding,
8,811,618 and.6,937,500 shares

Additional paid-in capital                     417,100    19,600

Retained earnings                              118,800   166,400

                                               544,700   192,900

                                              $584,100  $320,000

The Notes to Financial Statements are an integral part of these statements.



-F2-



OneCap

STATEMENTS OF OPERATIONS

FOR THE FIVE MONTHS ENDED MAY 31, 2000 AND
FOR  THE  PERIOD  FROM JUNE 7,1999 (INCEPTION)  TO  DECEMBER
31,1999

                                             Period      Period
                                             Ended May   Ended
                                             31, 2000    December
                                                         31, 1999
Revenues:
Loan fees and commissions                     $329,400    $485,400

Expenses:
General  and administrative expenses(Note 2)   379,100     313,700


Depreciation and amortization expense            3,900       4,300

                                               383,000     318,000

Income (loss) from operations                 (53,600)     167,400

Other income:

Interest income                                  1,300       2,700

Net income (loss) before income taxes         (52,300)     170,100

Income tax expense (benefit) (Note 3):

Current federal                                              3,700

Deferred federal                               (4,700)

                                               (4,700)       3,700

Net income (loss)                            $(47,600)    $166,400

Earnings (loss) per common share              $(0.007)       0.024

Weighted  average number of  common  shares  7,011,968   6,237,500
outstanding


The Notes to Financial Statements are an integral part of these statements.



-F3-




OneCap

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE FIVE MONTHS ENDED MAY 31, 2000 AND
FOR  THE  PERIOD  FROM JUNE 7,1999 (INCEPTION)  TO  DECEMBER
31,1999

                  Common Stock     Additional  Retained   Stockholders
                                    Paid-In    Earnings   Equity
                                    Capital
                 Shares     Amount
Balance, June
7, 1999
(Inception)
Issuance of      6,937,500  6,900       19,600               26,500
shares

Net income                                       166,400    166,400

Balance,         6,937,500  6,900       19,600   166,400    192,900
December 31,
1999

Issuance of      1,874,118  1,900      397,500              399,400
shares

Net loss                                        (47,600)   (47,600)

Balance, May     8,811,618  8,800     $417,100  $118,800   $544,700
31, 2000


The Notes to Financial Statements are an integral part of these statements.



-F4-



OneCap

STATEMENTS OF CASH FLOWS

FOR THE FIVE MONTHS ENDED MAY 31, 2000 AND
FOR  THE  PERIOD  FROM JUNE 7,1999 (INCEPTION)  TO  DECKNOER
31,1999

                                          Period      Period
                                          Ended May   Ended
                                          31, 2000    December
                                                      31, 1999
Cash flows from operating activities:

Net (loss) income                         $(47,600)    $166,400

Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:

Depreciation and amortization                 3,900       4,300

(Increase)    decrease   in    accounts    (55,700)       1,400
receivable

Decrease (increase) in other assets           3,400    (13,600)

(Decrease) increase in accounts payable    (84,000)     124,100
and other liabilities

(Decrease)   increase  in  income   tax     (3,700)       3,700
payable

Increase in deferred tax asset              (4,700)

Net  cash  (used) provided by operating   (188,400)     286,300
activities

Cash flows from investing activities:

Additions to property and equipment        (15,900)     (8,100)

Net cash used by investing activities      (15,900)     (8,100)

Cash flows from financing activities:

Issuance of stock                           399,400       7,100

Net    cash   provided   by   financing     399,400        7100
activities

Net increase in cash                        195,100     285,300

Cash at beginning of period                 285,300

Cash at end of period                      $480,400   $ 285,300

Supplemental disclosure of cash flow information:

Cash paid for income taxes                   $4,700

Schedule of noncash activities:

Contribution of assets (Note 2):

Property and equipment                                  $15,500

Accounts receivable                                       3,200

Intercompany receivables                                    700

Additional paid in capital                              $19,400

In May, 2000, the Company issued 214,918 shares of restricted common stock to Campbell Mello Associates for services rendered.

The   Notes  to  Financial  Statements are an
integral part of these statements.



-F5-


OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE FIVE MONTHS ENDED MAY 31, 2000 AND
FOR  THE  PERIOD  FROM JUNE 7,1999 (INCEPTION)  TO  DECEMBER
31,1999

1. Summary of significant accounting policies:

  Organization and nature of business:

  OneCap  (the "Company") was incorporated in the  State  of
   Nevada  on  June  7, 1999 to serve as  a  loan  and  real
   estate broker for residential and commercial loan and real estate transactions. Tile majority of the Company's revenues are derived from doing business with related entities. The Company is authorized to issue 20,000,000 shares of common stock with a par value of $.001 and 5,000,000 shares of preferred stock with a par value of $.001.

  In June, 1999, the Company issued 100 shares of common stock, no par value, in exchange for cash and other assets totaling $19,600. (See note 2). On November 1, 1999, the Articles of Incorporation were amended to increase the number of authorized shares of Common Stock to 20,000,000 with a par value of $.001 and to authorize 5,000,000 shares of Preferred Stock with a par value of $.001. On November 2, 1999, the 100 shares of Common Stock outstanding with no par value were exchanged for 100 shares of Common Stock with a par value of $.001 and an additional 6,937,400 shares of Common Stock with a par value of $.001 were issued for $6,900.

  In May, 2000, the Company issued an additional 1,659,200 shares of common stock with a par value of $.001 through an offering in the State of Nevada. The stock was offered at $.25 per share and the maximum shares of the offering was 2,000,000 shares.

  In May, 2000, the Company issued 214,918 restricted shares of common stock to Campbell Mello Associates ("CMA") with a par value of $.001 through a private transaction for services rendered. The stock was offered at $.25 per share for an aggregate total of $53,700. The private transaction is pursuant to Section 4(2) of the Securities Act of 1933.

   There   have  been  no  other  issuances  of  common   or
   preferred stock.

  The  Company  uses  the accrual method of accounting.  The
   Company has adopted December 31 as its fiscal year end.

   Organization costs:

  The   Company's   policy  is  to  amortize  organizational
   expenditures using the straight-line method over five years.

   Earnings per share:

  Earnings per share was computed by dividing the net income by the weighted average number of common shares outstanding.



-F6-


OneCap

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE FIVE MONTHS ENDED MAY 31, 2000 AND
FOR  THE  PERIOD  FROM JUNE 7,1999 (INCEPTION)  TO  DECEMBER
31,1999

1.   Summary of significant accounting policies (continued):

  Use of estimates in preparation of financial statements:

  The  preparation  of  financial statements  in  conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Advertising costs:

  Advertising  costs  are  charged to expense  as  incurred.
   Advertising expenses were $53,000 and $0 for the five months ended May 31, 2000 and for the period from June
   7, 1999 (inception) to December 31, 1999.

  Recognition of loan origination fees:

  Loan origination fees are recognized upon the closing of a loan, which occurs after all significant services have been performed.

  Income taxes:

  Effective November 5, 1999, the Company revoked its S election and elected not to have the pro rata allocation of S corporation items under IRC Section 1362 (e)(2) apply to the S termination year. Prior to November 5, 1999, the Company was treated as an S Corporation for Federal income tax purposes. As an S Corporation, the Company passes through the taxable income and losses to its stockholders each year as recognized, and thus pays no corporate income tax itself.

  Property and equipment:

  Property  and equipment is stated at cost less accumulated depreciation.  Depreciation is  provided  principally  on
   the   accelerated  and  straight-line  methods  over  the
   estimated useful lives of the assets.

  The  cost of maintenance and repairs is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of depreciable property, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.



-F7-



OneCap

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE FIVE MONTHS ENDED MAY 31, 2000 AND
FOR  THE  PERIOD FROM JUNE 7,1999 (INCEPTION)  TO  DECEMEBER
31,1999

2. Related party transactions:

  a. Revenues:

     The majority of the Company's revenues are derived from commercial loan closings for related entities in which one stockholder has an ownership interest and loans processed for buyers in Southern Nevada who purchase homes developed by Pacific Homes and other related entities under common control.

  b. Accounts payable, related parties:

     Accounts payable, related parties are amounts due to Pacific Properties and Development, LLC and Builders Realty, Inc., companies under common control, for operating expenses paid on the Company's behalf. The amounts are unsecured, non-interest bearing and due on demand.

  c. Office space:

     The Company leases office space from an affiliated partnership on a month-to-month basis. The total rent paid for office space was $20,000 and $19,300 during the five months ended May 31, 2000 and for the period from June 7, 1999 (inception) to December 31, 1999, respectively.

  d. Contribution of assets:

     During   the  period  ended  December  31,  1999,   one
      stockholder of the Company contributed net assets totaling $19,600 to the Company as follows:

Petty Cash                $200
Accounts                 3,200
Receivable
Furniture      and      15,500
Equipment
Intercompany               700
Receivables
                       $19,600



-F8-




OneCap

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE FIVE MONTHS ENDED MAY 31, 2000 AND
FOR  THE  PERIOD  FROM JUNE 7,1999 (INCEPTION)  TO  DECEMBER
31,1999

3. Income taxes:

  The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

                                        Period     Period
                                        Ended May  Ended
                                        31, 2000   December
                                                   31, 1999

Expected tax provision at 15 % and 22%          $    $25,500

Tax  on income prior to revocation  of              (21,800)
S-election

Net operating loss carry forwards/back               (7,800)
applied

Increase in valuation allowance             3,100

                                          $(4700)     $3,700

  Deferred tax assets have been provided for net operating losses expiring in 2015.

                                       As of May    As of
                                        31, 2000    December
                                                    31, 1999
Deferred tax asset                        $7,800           $

Deferred    tax    asset    valuation     (3,100)
allowance

Net deferred tax asset                   $ 4,700           $


4. Property and equipment:

  Property  and  equipment at May 31, 2000 and December  31,
  1999 consisted of the following:

                                      As of May    As of
                                      31, 2000     December
                                                   31, 1999

Computer equipment                       $26,700     $10,800
Computer software                          4,900       4,900
Furniture and equipment                    7,800       7,800
                                          39,400      23,500
Less accumulated depreciation              7,100       3,200
                                         $32,300      20,300

 Depreciation expense for the five months ended May 31, 2000 and for the period from June 7, 1999
 (inception) to December 31, 1999 was $3,900 and $3,200, respectively.




-F9-


OneCap

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE FIVE MONTHS ENDED MAY 31, 2000 AND
FOR  THE  PERIOD  FROM JUNE 7,1999 (INCEPTION)  TO  DECEMBER
31,1999

5. Commitments and contingencies:

  Concentration of credit risk:

  In the normal course of business, the Company maintains cash at a financial institution in excess of federally insured limits.

  Employee benefit plan:

  The Company adopted a retirement savings plan for its employees under Section 401(k) of the Internal Revenue Code. The plan allows employees of the Company to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 15% of their income on a pre-tax basis through contributions to the plan. The Company matches 25% of eligible employees' contributions up to a maximum of 6% of their individual earnings.

6. Stockholders' equity:

  Restricted shares of common stock:

  7,356,418 of the total shares of common stock outstanding are restricted.

  Preferred stock:

  The  Board  of  Directors has the authority to  issue  the preferred stock, the terms of which (including, without limitation, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences) may be fixed by the Board at its sole discretion. The holders of the Company's common stock will not be entitled to vote upon such matters. No shares of preferred stock of any series are outstanding and the Board of Directors has no present intention to issue any such shares. Shares of preferred stock issued in the future could have conversion rights, which may result in the issuance of additional shares of common stock, which could dilute the interest of the holders of common stock. Such shares could also have voting rights and liquidation preferences which are senior to the rights and preferences of the common stock. Additionally, such shares could have dividend, redemption or other restrictive provisions.

  Warrants and options:

  There are no warrants or options outstanding to acquire any additional shares of common stock.


-F10-

**********************************************************************



                             Part III

Item 1.        Index to Exhibits

Exhibit Name and/or Identification of Exhibit
Number

3      Articles of Incorporation & By-Laws

       a.  Articles of Incorporation of the Company filed June 7, 1999
       b.  By-Laws of the Company adopted June 7, 1999

10     Material Contracts
       a. Client Information Form/Agreement with Factual Data of Nevada, signed April 18, 2000
       b. Service Agreement with Executive Reporting Services, signed September 15, 1999
       c. Mortgage Broker Agreement with Fleet Mortgage Corporation, signed October 1, 1999
       d. Broker Agreement with Greenpoint Mortgage Funding, Inc., signed February 25, 2000
       e. Wholesale Lending Agreement with Interfirst, a division of ABN Amro Mortgage Corporation, signed October 8, 1999
       f. Loan Broker Agreement with Irwin Mortgage Corporation, signed October 14, 1999
       g. Broker Agreement with North American Mortgage Company, signed March 3, 2000
       h. Advertising Agreement with "The House Detective," dated December 20, 1999
       i.  Advertising Agreement with "The Home Show," dated February
            10, 2000
       j.  Advertising Agreement with "Here is Las Vegas," dated
           October 13, 1999
       k. Advertising Agreement with "Southern Nevada Homes Magazine," dated April 5, 2000
       l. Advertising Agreement with the Las Vegas Chamber of Commerce Relocation Guide, dated May 22, 2000
       m.  Advertising Agreement with "Homes and Living," dated February
           9, 2000
       n. Sublease Agreement with Sierra Pacific Energy Corporation, dated July 9, 2000

23     Consent of Experts and Counsel

       Consents of independent public accountants

27     Financial Data Schedule

       Financial Data Schedule of OneCap ending May 31, 2000

99     Additional Exhibits

       Stock Option Plan adopted by the Board of Directors on July 27,
       2000

                            SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              OneCap
                           (Registrant)

Date:     August 10, 2000


By:  /s/ Vincent W. Hesser

     Vincent W. Hesser, President